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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of November 2021

Commission File Number: 001-15102

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Embraer S.A.

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Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Embraer Begins Production of the First KC-390 Millennium for Hungary

Gavião Peixoto, Brazil, November 11, 2021 – Embraer successfully concluded the Hungary Critical Design Review (CDR) and began the structural assembly of its first KC-390 Millennium. A ceremony held at Embraer’s Gavião Peixoto facility, witnessed by Hungarian government and Embraer representatives, marked the start of production of the first KC-390 Millennium for Hungary. In the coming weeks, parts will be assembled to generate the structural panels and frames for the main components of the fuselage and semi-wings. The first aircraft is scheduled to be delivered in 2024.

In November 2020, the Hungarian government signed a contract with Embraer for the acquisition of two C-390 Millennium multi-mission transport aircraft, in its Air-to-Air Refueling (AAR) configuration, designated KC-390. The acquisition is part of the process to strengthen the capabilities of the Hungarian Defence Forces.

The KC-390 for the Hungarian Defence Forces will be the first in the world with the Intensive Care Unit in its configuration, an essential feature to perform humanitarian missions. The aircraft fully meets the requirements of the Hungarian Defence Forces, being able to perform different types of military and civilian missions including Medical Evacuation, Cargo and Troops Transport, Precision Cargo Airdrop, Paratroopers Operations and AAR.

These KC-390 are fully NATO compatible, not only in terms of its hardware but also in its avionics and communications configuration. Furthermore, the KC-390 probe and drogue refueling system means the aircraft is capable of refueling the Hungarian JAS 39 Gripen, as well as other aircraft that use the same technology.

The Brazilian Air Force (FAB) existing fleet of KC-390s currently stands at four and these aircraft have exceeded 4,100 flight hours in operation, including its extensive use to transport equipment and medical supplies across the country urgently needed to address the COVID-19 situation in Brazil.

The C-390 is a tactical transport jet aircraft designed to set new standards in its category. Some of the strong aspects of the aircraft are increased mobility, rugged design, higher flexibility, state-of-the-art proven technology and easier maintenance. Flying faster and delivering more cargo, both the C-390 Millennium and the KC-390 variant are the right-sized platform for major deployment scenarios. Minimized interventions and on condition maintenance combined with highly reliable systems and components support the reduced downtime and costs, contributing to outstanding availability levels and low life cycle costs.

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About Embraer

A global aerospace company headquartered in Brazil, Embraer has businesses in Commercial and Executive aviation, Defense & Security and Agricultural Aviation. The company designs, develops, manufactures and markets aircraft and systems, providing Services & Support to customers after-sales.

Since it was founded in 1969, Embraer has delivered more than 8,000 aircraft. On average, about every 10 seconds an aircraft manufactured by Embraer takes off somewhere in the world, transporting over 145 million passengers a year.

Embraer is the leading manufacturer of commercial jets up to 150 seats and the main exporter of high value-added goods in Brazil. The company maintains industrial units, offices, service and parts distribution centers, among other activities, across the Americas, Africa, Asia and Europe.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 11, 2021

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations